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                              October 21, 2020

       Joanna Coles
       Chief Executive Officer
       Northern Star Acquisition Corp.
       c/o Graubard Miller
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174

                                                        Re: Northern Star
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 14,
2020
                                                            File No. 333-249138

       Dear Ms. Coles:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Your disclosure on page 20 and elsewhere in your prospectus regarding the limitation on conversion rights of
stockholders holding 20% or more of the shares sold in this offering does not appear to be
consistent with Article Sixth of your form of restated and amended certificate of
incorporation filed as Exhibit 3.2. In that regard, we note that such exhibit describes a limitation
on conversion rights of stockholders holding more than an aggregate of 15% of the IPO
shares. Please revise or advise.
 Joanna Coles
Northern Star Acquisition Corp.
October 21, 2020
Page 2

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameJoanna Coles
                                                         Division of
Corporation Finance
Comapany NameNorthern Star Acquisition Corp.
                                                         Office of Energy &
Transportation
October 21, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName